March 15, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

        Re:     Phoenix Life Variable Accumulation Account
                File No. 333-113113
                Request for Withdrawal under Rule 477

To Whom It May Concern:

On February 26, 2004, Phoenix Life Insurance Company filed an initial registration statement on Form N-4 and was assigned File No.333-113113. The Registrant does not intend to pursue a public offering with this registration statement.

The Registrant requests that registration statement File No. 333-113113 be withdrawn. The registration statement never became effective and no securities were ever sold or offered under it. Accordingly, approving its withdrawal would be consistent with the public interest.

If you have any questions, please contact the undersigned at (860)403-6111.

Very truly yours,

/s/Lisa M. Terpenning
Lisa M. Terpenning
Second Vice President
Phoenix Life Insurance Company